File Number: 82-4688

Trivalence
Mining Corporation

NEWS RELEASE

JANUARY DIAMOND TENDER RAISES US$1.7 MILLION

RECEIVED FEB 19 2002

TRIVALENCE MINING CORPORATION (CDNX: TMI, OTCBB: TMIGF) January 31, 2002
The Company is pleased to report that it completed its first diamond sale of 2002 on January 28 in Conakry, Guinea. The sale consisted of four parcels of gem quality diamonds totaling 3,141 carats which sold for US$1,456,667 for an average of US$463 per carat and one parcel of near gem quality diamonds totaling 6,685 carats which sold for US$240,747 for an average of US$36 per carat. All diamonds sold were derived from the Company's 85% owned Aredor alluvial mine.

Trivalence Mining Corporation is a publicly traded exploration and development company with a primary focus on diamonds. The Company owns an 85% interest in the Aredor diamond mine in Guinea, West Africa, and a 100% interest in the Palmietgat kimberlite diamond mine in South Africa. Trivalence is conducting a kimberlite exploration program at the 1,012 square km Aredor concession in Guinea through a joint venture with Rio Tinto Mining and Exploration Limited. Trivalence also has a 3,700 square km kimberlite exploration concession in Botswana.

Waseem Rahman
Director

02015297

SUPPL

For further information, contact
Warren Robb
Phone: (604) 684-2401
Website: www.trivalence.com
Email: tmi@trivalence.com
Toll Free: 1-888-273-3671
Facsimile: (604) 684-2407

The Company relies upon litigation protection for "forward looking" statements.
The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

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File Number: 82-4688

Trivalence Mining Corporation

NEWS RELEASE

QUARTERLY DIAMOND PRODUCTION TOPS 17,000 CARATS

TRIVALENCE MINING CORPORATION (TMI:CDNX, TMIGF:NASD OTCBB) January 24, 2002
The Company is pleased to report diamond production for the quarter ending December 31, 2001. Production was derived from the Aredor mine in Guinea, West Africa and the Palmietgat mine in South Africa and totaled 17,673 carats. This is a slight increase over diamond production for the same period ending December 31, 2000. A breakdown of the quarter's production is as follows:

Quarter Ending December 31, 2001	Tonnes Processed	Carats
Aredor Mine	205,051	13,725.98
Palmietgat Mine	35,761	3,946.76
Total	**240,812**	**17,672.74**

Diamond production at the Aredor mine showed a 175% increase over the quarter ending September 30, 2001, due to higher tonnage and better grade.

Diamond production at the Palmietgat mine showed a 68% decrease over the quarter ending September 30, 2001, owing to heavy rains in November and December, a two-week closure during December for the year-end holiday period, and lower average grade from mining the lower grade K14E pipe, testing the tailings and testing the K16E pipe.

During the quarter, the Company conducted two diamond sales. The sales consisted of 5,652.68 carats of diamonds produced at the Aredor mine which sold for US$909,954 for an average price of US$160.47 per carat and 25,577.93 carats of diamonds produced at the Palmietgat mine sold for US$126,635 for an average of US$4.95 per carat. The Palmietgat sale included all the boart accumulated since start of production, hence the low average price.

Trivalence Mining Corporation is a publicly traded exploration and development company with a primary focus on diamonds. The Company owns an 85% interest in the Aredor diamond mine in Guinea, West Africa, and a 100% interest in the Palmietgat kimberlite diamond mine in South Africa. In addition, to its investments in the Aredor and Palmietgat mines, Trivalence is conducting kimberlite exploration programs at the 1,012 square km Aredor concession and the 3,700 square km Kokong property in Botswana.

Waseem Rahman
Director

For further information, contact
Warren Robb
Phone: (604) 684-2401
Website: www.trivalence.com
Email: tmi@trivalence.com
Toll Free: 1-888-273-3671
Facsimile: (604) 684-2407